THE O’NEAL LAW FIRM, P.C.
17100 East Shea Boulevard
Suite 400-D
Fountain Hills, Arizona 85268
(480) 812-5058 (Tel)
(480) 816-9241 (Fax)

May 5, 2006

S. Thomas Kluck II
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Winmark, Inc.
Registration Statement on Form SB-2 (Amendment 2)
File No. 333-131095
Filed January 18, 2006

Dear Mr. Kluck:

We are writing in response to your comment letter dated April 27, 2006 in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments.

Prospectus Summary

Offering

1.	We have included the total offering amount of $50,000 in this section.

Risk Factors

2.	We have included a subheading entitled “Forward Looking Statements” and deleted the statement as requested in this comment.

Use of Proceeds

3.	We have filled in the blank with the offering costs.

Plan of Distribution

4.	We have corrected this statement to reflect that no interest will be refunded to investors.

5.	We have reconciled this statement with the subsection entitled “Exemption from State Registration.”

Please do not hesitate to contact us if you have any further questions.

Very truly yours,

/s/William D. O’Neal
William D. O’Neal